UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-09328

A.                       Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB SAVINGS PLAN and ESOP

B.                         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

370 Wabasha Street North

Saint Paul, Minnesota  55102-1390

ECOLAB SAVINGS PLAN and ESOP

REPORT ON AUDITS OF FINANCIAL STATEMENTS

As of December 31, 2007 and 2006

and

for the year ended December 31, 2007

AND SUPPLEMENTAL SCHEDULE

as of December 31, 2007

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Trustees

Ecolab Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of the Ecolab Savings Plan and ESOP (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ecolab Savings Plan and ESOP as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP
McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 23, 2008

ECOLAB SAVINGS PLAN and ESOP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

(in thousands)	2007	2006

ASSETS

Investments, at fair value (Notes 2 and 3):

Registered investment companies	$384,174	$358,106

Common/collective trusts	108,443	40,814

Ecolab stock fund	608,359	600,734

Participant loans	21,605	20,067

Total investments	1,122,581	1,019,721

Employer contributions receivable	663	456

Dividends receivable	1,533	1,516

Total assets	1,124,777	1,021,693

LIABILITIES

Accrued distributions and withdrawals	304	279

Net assets available for benefits, at fair value	1,124,473	1,021,414

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	335	490

NET ASSETS AVAILABLE FOR BENEFITS	$1,124,808	$1,021,904

The accompanying notes are an integral part of the financial statements.

ECOLAB SAVINGS PLAN and ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2007

(in thousands)	2007

Investment income:
Interest	$3,083
Dividends	27,651
Net appreciation in fair value of investments (Note 3)	72,908
Total investment income	103,642

Contributions:
Employee contributions	43,872
Employer contributions	20,537
Total contributions	64,409

Deductions:
Distributions and withdrawals	(64,797)
Plan expenses	(350)
Total deductions	(65,147)

Net increase	102,904

Net assets available for benefits:
Beginning of year	1,021,904

End of year	$1,124,808

The accompanying notes are an integral part of the financial statements.

ECOLAB SAVINGS PLAN and ESOP

NOTES TO FINANCIAL STATEMENTS

1.                           Description of Plan:

The following brief description of the Ecolab Savings Plan and ESOP (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to employees of Ecolab Inc. and certain of its subsidiaries (the “Company”).  Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must have been employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”).

CONTRIBUTIONS:

Contributions are made to the Plan as “before-tax savings contributions” and “employer matching contributions.”

Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced.  Participants may reduce their compensation up to 16% (subject to a statutory annual maximum of $15,500 for 2007) for the purpose of making before-tax savings contributions to the Plan.

Participants who have attained age 50 or above are allowed to make catch-up contributions in accordance with enacted legislation ($5,000 in 2007).

Employer matching contributions are made by the Company in an amount equal to a $1 match for each $1 of employee pre-tax contributions on the first 3% of compensation and $0.50 for each $1 of employee pre-tax contributions on the next 2% of compensation.  Employer matching contributions are initially invested entirely in the Ecolab Stock Fund.  The Plan allows employees to immediately re-allocate employer matching contributions in the Ecolab Stock Fund to other investment funds within the Plan.  The Plan also allows additional employer matching contributions to true-up the employer match.  This true-up ensures all participants receive their full annualized employer match.

The Plan contains a separate Employee Stock Ownership Plan (“ESOP”) account for employer and employee contributions (except contributions for participants in Puerto Rico) which are invested in the Ecolab Stock Fund.  The ESOP allows employees to elect the withdrawal of dividends paid on shares to the ESOP account.

ECOLAB SAVINGS PLAN and ESOP

NOTES TO FINANCIAL STATEMENTS

The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

VESTING:

Participants are fully vested in their account at all times.

PLAN BENEFITS:

As participants are fully vested at all times, benefits to participants are equal to their account balances.  Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant’s account.  Loans and in-service withdrawals for hardships are also available.  An employee distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to a penalty.

PARTICIPANT LOANS:

Active employee participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts.  The total amount of a participant’s loan may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding loan balance for the previous twelve-month period, or (b) 50% of the participant’s interest in his or her account.  When a loan is granted, the appropriate account balances are reduced and a separate loan account is created.  Loan payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 or 10 years.  Participant loans at December 31, 2007 had interest rates ranging from 4.0% to 9.5% and were due at various dates through January, 2018.  A participant can have no more than two loans outstanding at any time.  Participant loans are collateralized by the borrower’s account balance and are repaid through payroll deductions.

PARTICIPANT ACCOUNTS AND ALLOCATION:

Fidelity Management Trust Company (“Fidelity”) provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries.  The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and investment income thereon, net of Plan expenses.

Participants are allowed to allocate their entire account balance in any combination of the available investment options.  Participants can transfer their account balances among the investment options and/or change the investment of their future contributions, and earnings thereon daily.  These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

ECOLAB SAVINGS PLAN and ESOP

NOTES TO FINANCIAL STATEMENTS

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.                           Summary of Significant Accounting Policies:

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and use the following significant accounting policies.

VALUATION OF INVESTMENTS:

Investments in registered investment companies are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds.  Investments in common/collective trusts, with the exception of the investment in the fully benefit-response investment contract, are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds.  The investment in the fully benefit-responsive investment contract (Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement.  Investment contracts are generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.  The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.  Investments in the Ecolab Stock Fund are recorded at the underlying net asset value per unit as determined by the Plan’s trustee, which approximates fair value based on the quoted market price of the Company’s common stock.  Participant loans are recorded at estimated fair value consisting of the principal value of outstanding loans, plus accrued interest.

REVENUE RECOGNITION:

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses related to sales of investments are recorded on a traded-date basis, and unrealized gains and losses are recorded based on the fair values as of the reporting date.

ECOLAB SAVINGS PLAN and ESOP

NOTES TO FINANCIAL STATEMENTS

CONTRIBUTIONS:

Participant before-tax contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions.

USE OF ESTIMATES:

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan management to make significant estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds.  Investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

CONCENTRATION OF MARKET RISK:

At December 31, 2007 and 2006, approximately 54% and 59%, respectively, of the Plan’s net assets were invested in the common stock of Ecolab Inc.  The underlying value of the Ecolab Stock Fund is dependent on the performance of Ecolab Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Ecolab Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when the distributions are made.

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan and a portion is paid by plan participants within the plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

ECOLAB SAVINGS PLAN and ESOP

NOTES TO FINANCIAL STATEMENTS

NEW ACCOUNTING PRONOUNCEMENTS:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS 157 is effective for financial assets and liabilities for financial statements issued for fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities for financial statements issued for fiscal years beginning after November 15, 2008.  The Plan does not believe the adoption of SFAS 157 will have a material impact on its financial statements.

In February 2007, FASB issued Statement on Financial Accounting Standards No. 159 (“SFAS 159”), The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115.  SFAS 159 provides an option to report selected financial assets and liabilities at fair value, which can be elected on an instrument-by-instrument basis.  SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Plan does not believe the adoption of SFAS 159 will have a material impact on its financial statements.

ECOLAB SAVINGS PLAN and ESOP

NOTES TO FINANCIAL STATEMENTS

3.                           Investments:

Investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2007 and 2006 are summarized as follows:

(in thousands)	2007	2006

Spartan U.S. Equity Index Fund	$100,785	$96,763

Dodge & Cox International Stock Fund	78,615	54,835

Ecolab Stock	601,873	595,784

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(in thousands)	2007

Investment in common/collective trusts and registered investment companies	$1,220

Ecolab Stock Fund	71,688

Net appreciation in fair value of investments	$72,908

4.                              Tax Status:

The Plan constitutes a qualified plan and trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a).  The Plan consists of a profit sharing portion and a stock bonus portion.  The stock bonus portion constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code.  The Plan also complies with the provisions of Section 401(k) of the Code.  A tax qualification letter, dated April 14, 2004, was received from the Internal Revenue Service.  The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.                              Related Party and Party-In-Interest Transactions:

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company.

Participant contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund.  In addition, employer matching contributions are invested in the Ecolab Stock Fund, consisting of primarily Ecolab Inc. common stock and also short-term investment funds under the trustee’s control.

6.                              Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
(in thousands)	2007

Net assets available for benefits per the financial statements	$1,124,808
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(335)
Net assets available for benefits per the Form 5500	$1,124,473

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

(in thousands)	2007

Net increase in net assets available for benefits per the financial statements	$102,904
Add: Prior year adjustment from fair value to contract value of fully benefit-responsive investment contracts	490
Less: Current year adjustment from fair value to contract value of fully benefit-responsive investment contracts	(335)
Less: Transfers of assets per the Form 5500	(315)
Total net income per the Form 5500	$102,744

SUPPLEMENTAL SCHEDULE

ECOLAB SAVINGS PLAN and ESOP

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2007

EIN 41-0231510

Plan Number: 003

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Registered investment companies:

*	Spartan U.S. Equity Index Fund	Mutual fund 1,941,906 units	$100,785

	Dodge & Cox International Stock Fund	Mutual fund 1,708,269 units	78,615

*	Fidelity Puritan Fund	Mutual fund 2,282,726 units	43,440

*	Fidelity Retirement Money Market Portfolio Fund	Mutual fund 33,069,487 units	33,069

*	Fidelity Government Income Fund	Mutual fund 2,380,664 units	24,664

	Dodge & Cox Stock Fund	Mutual fund 176,049 units	24,341

	Harbor Capital Appreciation Fund	Mutual fund 549,702 units	20,509

	PIMCO Total Return Fund	Mutual fund 1,642,220 units	17,555

	TCW Value Added I Fund	Mutual fund 1,514,612 units	15,252

*	Spartan Extended Market Index Fund	Mutual fund 389,882 units	14,940

	Vanguard Explorer Fund Admiral Class	Mutual fund 165,998 units	10,998

*	Fidelity Retirement Government Money Market Fund	Mutual fund 4,951 units	5

	Total Registered investment companies		384,173

ECOLAB SAVINGS PLAN and ESOP

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2007 (Continued)

EIN 41-0231510

Plan Number: 003

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Common/collective trusts:

*	Managed Income Portfolio II Fund	Common/collective trust 44,519,833 units	44,186

	SSgA Target Retirement 2020 Fund	Common/collective trust 1,447,196 units	18,019

	SSgA Target Retirement 2010 Fund	Common/collective trust 1,260,990 units	14,945

	SSgA Target Retirement 2030 Fund	Common/collective trust 932,494 units	12,009

	SSgA Target Retirement 2040 Fund	Common/collective trust 410,768 units	5,437

	SSgA Target Retirement 2015 Fund	Common/collective trust 522,939 units	5,414

	SSgA Target Retirement 2025 Fund	Common/collective trust 370,990 units	3,831

	SSgA Target Retirement Income Fund	Common/collective trust 209,572 units	2,440

	SSgA Target Retirement 2035 Fund	Common/collective trust 205,709 units	2,121

	SSgA Target Retirement 2045 Fund	Common/collective trust 2,326 units	24

	SSgA Target Retirement 2050 Fund	Common/collective trust 1,792 units	18

	Total Common/collective trusts		108,444

ECOLAB SAVINGS PLAN and ESOP

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2007 (Continued)

EIN 41-0231510

Plan Number: 003

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Ecolab Stock Fund:

*	Ecolab Stock	Common Stock 11,755,592 shares	601,873

*	Fidelity Money Market Class I	Money Market 6,485,856 units	6,486

	Total Ecolab Stock Fund		608,359

Participant loans:

*	Participant loans	Participant loans due at various dates through January 2018 (stated interest rates ranging from 4.0% to 9.5%)	21,605

Total Investment			$1,122,581

*         Party-in-interest

ECOLAB SAVINGS PLAN AND ESOP

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN and ESOP

DATE June 23, 2008	By: /s/Christine Larsen
Christine Larsen
Vice President Compensation,
Benefits, Payroll & HRIS
Ecolab Inc.
(Plan Administrator)